FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Half Year Report for the 112th Fiscal Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 30, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

NOMURA

Half Year Report for the 112th Fiscal Year

(From April 1, 2015 to September 30, 2015)

Nomura Holdings, Inc.

Dear Shareholder,

I would like to express my sincere gratitude to all of our shareholders for your continued support.

This is a report on Nomura’s business conditions in the first half of its 112th fiscal year.

The Japanese economy expanded in the first half of this fiscal year, driven by increased consumption backed by wage growth, an increase in the number of foreign tourists to Japan, and strong capital investments by corporates. Globally, while a slowdown in economic growth was seen in some emerging countries, the United States experienced continued growth led by domestic consumption, and the Eurozone economy, mainly the German economy, also generally performed steadily backed by low interest rates and a depreciated currency.

Under this market environment, the Nikkei Stock Average exceeded 20,000 yen for the first time in 15 years in the beginning of the period, and the dollar-yen exchange rate temporarily rose above the 125 yen level. However, during the second half of the period the market environment became unstable due to sharp declines in the Chinese stock market and uncertainty regarding the increase in interest rates in the U.S., leading to global markets experiencing a correction phase in the first half-year.

Despite this, we continued to transform our Retail business model, further expanded our product offering in Asset Management, and continued to streamline our businesses and enhance risk management in Wholesale. As a result, we were able to achieve a high-level performance in the first half-year despite the severe market environment in the second quarter.

We declared a dividend of 10 yen per share for which the record date is at the end of September. This was determined taking into account the environment of financial and capital regulations in Japan and overseas, our consolidated performance, and in keeping with the consolidated payout ratio of 30%, among other factors.

In August last year, we established a long-term management vision toward 2020 in order to respond quickly to the evolving market conditions and changing client needs. As part of our long-term management vision, we announced a new slogan, “Vision C&C”, and aim to steadily achieve an EPS of 100 yen by 2020. We will continue to transform ourselves as “Asia’s global investment bank” and aim for sustainable growth based on our philosophy of placing our clients at the heart of everything we do.

Thank you very much for your continued support.

Koji Nagai

Representative Executive Officer

Group CEO

Nomura Holdings, Inc.

November 2015

Overview of Consolidated Operating Results for the First Half of the Fiscal Year (April 1, 2015 through September 30, 2015)

	(Billions of yen)
	Three months ended June 30, 2015	Three months ended September 30, 2015	Six months ended September 30, 2015
Net revenue	424.0	336.6	760.6
Income before income taxes	106.0	19.9	125.9
Net income attributable to NHI shareholders	68.7	46.6	115.3

Note: Rounded to the nearest hundred million yen.

Key Points

•	In the first quarter, the Group maintained a high level of net income, which increased from the same period last year, mainly due to largely increased revenues and income of the Retail and Asset Management Divisions.

•	In the second quarter, since each division recorded decreased revenues and income from the preceding quarter due to abrupt changes in the stock markets, expansions of credit spreads, and other factors, the net income of the Group for the quarter amounted to ¥46.6 billion.

•	In total, in the first half of the fiscal year, the Retail, Asset Management, and Wholesale Divisions recorded increased revenues and income compared with the same period last year through the taking of steady measures to enhance profitability. Net income for the quarter amounted to ¥115.3 billion, which was the second-highest level since the fiscal year ended March 2002.

*For further details on our financial results, please visit www.nomura.com.

Retail

	(Billions of yen)
	Three months ended June 30, 2015	Three months ended September 30, 2015	Six months ended September 30, 2015
Net revenue	130.7	115.7	246.3
Income before income taxes	50.9	36.7	87.6

•	In the first quarter, the division recorded its highest level of income since the first quarter of the fiscal year ended March 2014, and drove the growth of the Group’s profits. Recurring revenue increased further since transformations of its business model have steadily progressed and net increase of investment trusts and discretionary investment contracts grew.

•	In the second quarter, revenue and income decreased compared with the preceding quarter, as investors turned to a wait-and-see attitude since mid-August in response to abrupt changes in stock markets while the amount of subscriptions for shares significantly rose due to the increase of primary deals.

•	The Retail Division has been engaged in the consulting business to meet the increasingly diversified requirements and needs of customers. As a result, the annualized figure for recurring revenue in the second quarter amounted to ¥78.3 billion, which was higher than the same period of the previous year by approximately 30%.

Asset Management

	(Billions of yen)
	Three months ended June 30, 2015	Three months ended September 30, 2015	Six months ended September 30, 2015
Net revenue	26.9	22.9	49.8
Income before income taxes	11.7	8.4	20.2

•	In the first quarter, the division recorded its highest income since the first quarter of the fiscal year ended March 2008. The balance of assets under management achieved record highs for five consecutive quarters since new funds have flowed into investment trusts in general, mainly into newly established Japanese equities funds.

•	In the second quarter, although there were market declines, the division maintained a high level of total assets under management and recorded increases of revenue and income over the same period of the previous year due to fund inflows into institutional business and ETFs (Exchange-Traded Funds).

•	In the investment trust business, funds flowed into ETFs, Japanese equities funds, investment trusts for fund wrap and separately managed accounts, and privately placed funds for regional financial institutions. In the institutional and overseas business, we acquired several mandates for foreign bonds from major Japanese public pension funds and worked to expand overseas retail markets and increase mandates in Central America and South America.

Wholesale

	(Billions of yen)
	Three months ended June 30, 2015	Three months ended September 30, 2015	Six months ended September 30, 2015
Net revenue	205.2	192.9	398.1
Income before income taxes	19.7	8.6	28.3

•	In the first quarter, Wholesale reported a slowdown from the strong prior quarter, but maintained high level of revenue. In Global Markets, the Equities business grew offsetting some decline in Fixed Income. In Investment Banking, the international business contributed to revenues.

•	In the second quarter, the Wholesale business was affected by the Chinese yuan devaluation against the backdrop of an economic slowdown in China, uncertainty over the monetary policy of the US and Europe, and the turmoil in the stock market and the widening of credit spreads following the decline of commodity prices.

Global Markets

•	In the first quarter, Fixed Income business suffered particularly EMEA and AEJ from directionless markets and sharp drop in liquidity. The Equities business grew significantly in AEJ benefitting from market rally in China and improved client activity in EMEA.

•	In the second quarter, revenues were softer as a result of the sudden corrections in the equities markets and the widening of credit spreads. However, client revenues remained resilient amid declining market volumes for many products. The Equities business slowed from a strong 1Q, while Fixed Income revenues were in line with the previous quarter.

Investment Banking

•	In the first quarter, Investment Banking revenues increased YoY. Japan Investment Banking revenues decreased YoY due to fewer large-sized underwriting deals. International Investment Banking revenues continued to grow and diversify, exceeding revenues from Japan.

•	In the second quarter, Investment Banking reported the highest revenue since FY2009/10 3Q. Japan Investment Banking revenues were driven by ECM, and Nomura retained the top spot in the Japan ECM and DCM league tables. International Investment Banking revenues increased YoY despite a decline in the overall fee pool.